Benjamin

Banking made for merchant rewards

- No credit check, free banking for merchants and consumers
- Simplified cash-based, banking-powered reward platform
- Performance-based campaigns to build merchant-consumer relationship


STARBUCK
Starbucks
Dashboard
Cashback
Manage money
Starbucks
USA
General information
(123) 555 5555
Starbucks.com
info@starbucks.com
Description
Locations
NY, 315 7th Ave, NY 10001
(123) 555 5555
Mon-Fri 08:00 – 21:00
Cash back
593 9th Ave, New York, NY 10036
New York
Hi, Monica!
Welcome back
$10 358.00
Cash back $1 560.00
Benjamin
1234
Transfer
Invite
Add money
Activities
March 23
Zara
Clothes
-$142.58
McDonald's
Food and Drinks
-$42.58

Problem

☹️ Banks don’t bring any customers or new business for merchants

☹️ Rewards are limited to 1-2% credit card cash back

☹️ According to FDIC average business pays $1,745 in banking fees per year



9:41
Benjamin
Luigi's Italian
Growth Campaigns: Performance Overview
08/01/21
09/01/21
Customer Reach
New Customer Transactions

Market

💼 There are +32M small businesses in the U.S.

- 10M of them want to switch to digital banking*
- That is $60B addressable market
- Cash back market is tens of billions



* Source: Barlow Research and U.S. Small Business Administration

Banking made to get more customers

We are B2B platform

Merchant is our customer

- Free banking + VISA
- Unlimited cash back
- Network of millions of consumers via partners
- Invite customers
- Issue FREE co-branded VISA for them in minutes

They invite customers

↓

Customers get co-branded VISA with cash back

↓

Co-branded app

Merchant's customer gets:

- Free banking
- Universal loyalty app
- Unlimited cash back
- Referral program
- Invite merchants & friends to earn more



STARBUCKS
Starbucks
Edit
Locations
New York
Hi, Monica!
$10 358.00
1234
Transfer
Invite
Add money
Activities

Powered by Benjamin

💫 Why merchants want Benjamin?



Benjamin Capital
AALTO
Benjamin Franklin
#1
VISA

Example: AALTO online audio store with Benjamin



AALTO
Etusivu
Meistä
Tuote
Yhteystiedot
Aalto - 1 Pro
AALTO 1pro perustuu kokonaisuudessaan uusimpaan digitaalitekniikkaan. Tehokas 50+50W D-luokassa toimiva vahvistin takaa dynamiikan, joka riittää isompaankin tilaan. D-luokan vahvistimen virrankulutus on myös huomattavasti perinteisiä ratkaisuja pienempi, joten AALTO 1pro on myös ilmastoystävällinen kaiutin.

They get..

- Free banking, unlimited cash back
- New customers via Benjamin network
- Engage existing customers (Co-branded VISA + app)
- Build brand awareness “top of the wallet”
- Get more revenue due to all of the above

Zero risk. Zero set up cost.

100% performance-based.

🏦 Fully-featured free banking

Accounts	1% Cash back VISA
Payments	Lending

- **Individual accounts, business accounts, joint accounts**
- Flexible interest
- Tax advanced spending, tax management
- **Physical and virtual cards** (with cash back)
- Mobile wallet
- **ACH, direct deposit**, ATM deposit, check deposit, checkout, instant funding, same-day ACH, book payments, wire transfers, international payments
- **Send funds**; ACH, wires, book payments, send to card, send checks, bill pay, international, fee-free ATMs
- **Lending**; cash advance, factoring, line of credit
- **Support**

Benjamin

Programmable money marketing

Our unique banking-powered technology turns all debit / credit cards into reward cards for any type of engagement actions

- Select offer type
- Intelligent targeting based on $-data
- Set reward 1% ➡️
- Offer sent to millions* of card holders,

  👉 free distribution to our partner network
- Only pay when get a sale 💰


Benjamin
Create campaign
Starbucks
Dashboard
Cashback
Manage money
Linked Users
Support
Target your audience
Gender
Male
Female
Other
Age
16-25
25-35
35-45
45-55
55+
Location (optional)
Address
Radius
Back
Create
Cash back campaign created!
Go to campaigns list

* Benjamin partner network, free distribution

Benjamin

Business model

Benjamin VISA

Avg. 1.00%

We earn on every purchase made using Benjamin card

Reward Campaigns

Avg. 3.00%

We earn (3%) on reward campaigns merchants run

e.g. $100 purchase, we make $3



FOREVER 21
Uber
12:48
Benjamin
You've just received a cash back from McDonald's!
All
Online
Restaurants
Taxi
Today's Best deals
SEPHORA
BURGER KING
H&M
ZARA
adidas
asos
IKEA

Cash back
Up to 15%

We earn up to 15% on purchases at 1 million cash back partners

↓

Yes, we have +1M merchants (legacy)

Earning breakdown 💵

	Month	Year
Benjamin card spending	$300	$3,600
Interchange fee	$3	$36
Cash back shopping	$200	$2,400
Cash back revenue	$7	$84

	Month	Year
Benjamin card spending	$3,500	$42,000
Interchange fee	$35	$420
Cash back shopping	$2,500	$1,050
Cash back revenue	$87,50	$84
Card offer campaigns	$3,500	$42,000
Card offer revenue	$100	$1,200



Special
REFER & EARN
12:48
Total reward
$0.00
Refer
Friend
Merchant
you will both earn $10 + 10% commission from friend's reward earnings
https://benjaminone.com/r/35h
or share

Benjamin

Numbers

(Ask for full financial plan)

2022 (2 x months)	MRR $4k	Revenue $26k	Merchant CAC: $200	$48 | $1.60
2023	MRR $252k	Revenue $3m	Merchants: 10k, users 40k	$56 | $1.95
2024	MRR $2.8m	Revenue $34m	Merchants: 50k, users 800k	$71 | $2.50
Tactics	Signing bonus, affiliate, referral, ISOs		SEO, paid, social, PR, partnerships, events	

Average monthly earning per: merchant | user

Reason why average earning per merchant and user increases over time is due to added number of cash back locations with active campaigns.
It will keep going up to reach $220+ for merchant and $10+ for user per month, and even more there's no limit.

Benjamin

Competitive landscape

Benjamin is the only neobank serving B2B2C	Benjamin	Banks citibank	B2B neobanks Brex NOVO	B2C neobanks neo chime	Ad platforms Meta
Free business banking	Yes	No	Yes	No	No
Free consumer banking	Yes	No	No	Yes	No
Performance-based card-linked marketing	Yes	No	No	No	No
Consumer cash back	Yes	No	No	Limited	No
Business cash back	Yes	No	Limited	No	No

Second round founders



Erno Tauriainen

Founder & CEO

- 10+ years in the cash back industry
- SPENT App $3B GTV, $15M capital
- Product & vision
- Athlete background



Shlomi Haybi

Co-founder & President

- Several startups
- Exit (Jeeng)
- MarTech expert
- Dev lead, operations



Jaakko Hyttinen

Marketing (CMO)

- Growth hacking
- Digital marketing
- Experience in DOOH
- Startup founder
- Web UI / UX

Development team

Technical architect (CTO)

- Team of 6
- Scale as big as need
- BI analyst, designer
- Front-end/back-end
- Mobile developer

Benjamin

🥳 Club Benjamin



VISA
VISA
VISA
VISA
Benjamin Capital
Benjamin Club
#1

★ 1,110 exclusive member-only VISA debit cards
★ Metal card, with unlimited cash back & perks
★ Limited quantity, only available now upon investment*

Card	Investment	Quantity	Perks
Owner	$300	500	1.25% + 12%
Gold	$500	400	1.50% + 15%
Platinum	$1,500	400	1.75% + 20%
Black	$5,000	35	1.85% + 25%
Diamond	$10,000	25	1.95% + 30%

*Wefunder community round @$7.5m -20% up to $250k

% = referral earning

Pre-seed investment round




Benjamin Waitlist
The Startup Pre-launch
https://www.benjaminone.com/wait...
Total Participations
6600

$1M SAFE | | $7.5m Cap

- 20% discount until 6/15/22

- Banking technology, product ready to go - hit planned revenue
- 📌 need to show at least $500k in sponsor bank DD to go live
- 6,600+ sign-ups to waitlist
- $50k investment from Expert Dojo (Los Angeles, CA)
- Wefunder round at $70,750 / $250,000 (5/20/22)
- Access to 1M merchants through legacy
- Identified unique B2B neobanking wedge: “Merchant rewards”
- Resilient and experienced founders


Operation 20%
45% CAC
Allocation
Development 30%
5% Branding

Benjamin

Appendix: Brex's Rounds


From zero to $12B+ valuation less than 5 years
Raised
Valuation
10000
100
1
0.01
2
0.12
50
7
220
50
1,100
150
2,600
150
7,400
425
12,000
300
Seed
Ser. A
Ser. B
Ser. C
Ser. C2
Ser. D1
Ser. D2

Benjamin